Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

Announcement of the Resolutions of the

Relevant Shareholders’ Meeting of

China United Telecommunications Corporation Ltd.

Reference is made to the announcements of China Unicom Limited (the “Company”) dated 3 April 2006, 4 April 2006 and 13 April 2006.

The board of directors of the Company wishes to announce that the share segregation reform (the “Share Segregation Reform”) of China United Telecommunications Corporation Ltd. (the “A Share Company”), an intermediate holding company of the Company, has been approved by the relevant shareholders at the shareholders’ meeting of the A Share Company on 11 May 2006. For details of the Share Segregation Reform, please refer to the announcements of the Company dated 4 April 2006 and 13 April 2006.

The Share Segregation Reform involves the A Share Company and its shareholders only. Neither the Company nor any of its shareholders on its register needs to provide or will receive any consideration under the share segregation reform of the A Share Company. This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 11 May 2006

As at the date of this announcement, the Board of the Company comprises:

Executive directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan

Non-executive director:	Lu Jianguo

Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming